UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 27, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Oasmia Pharmaceutical AB

File No. 333-205515 - CF#32646

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Oasmia Pharmaceutical AB submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a Form S-1 registration statement filed on July 6, 2015, as amended.

Based on representations by Oasmia Pharmaceutical AB that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.24	through February 15, 2016
Exhibit 10.25	through May 19, 2019
Exhibit 10.26	through May 19, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary